LEAD INVESTOR

Tom Bancroft CEO, Pencilish Animation Studios

I've been in the animation industry for over 30 years, working with or leading teams for Disney, Dreamworks, and Warner Brothers and this Aro Luche concept is as good or better than many of those projects. We already know that Animation is a trillion dollar industry but adding in the underserved Latinx buying power makes this project a no-brainer! This crew is starting right- researching- and involving - POC in the Hispanic community to make a show that will be fun, cross-cultural and merchandisable.

Invested $1,000 this round

Learn about Lead Investors